UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit No.	Description	Page No.
99.1	News Release dated December 4, 2003	1

          News Release

For Immediate Release

IPSCO RESPONDS TO PRESIDENTIAL ANNOUNCEMENT ON STEEL TARIFFS

[Lisle, Illinois] [December 4, 2003] -- IPSCO Inc. (NYSE/TSE:IPS) President and Chief Executive Officer David Sutherland expressed disappointment at today's announcement that the President was revoking tariffs on imported steel.

While IPSCO supported the continuation of the tariffs for the full three years of the 201 program, Sutherland admits he was not at all surprised by the announcement. "We understand the tremendous pressure President Bush was under to reverse course, but cannot deny we are very disappointed at this outcome," said Sutherland. "The tariffs helped stem the surge of illegally traded steel that was crippling the North American steel market, and provided the opportunity and breathing room to undertake serious consolidation in the U.S. steel market," he added.

Sutherland stated that the steel industry now requires more than ever, long-term solutions and called on the U.S. Government to intensify its efforts to address the underlying causes of steel overcapacity and government subsidization of production. "The tariffs helped push talks on a steel subsidies agreement forward, and I hope this momentum will not be lost when the tariffs are lifted," noted Sutherland.

Sutherland was also encouraged the President decided to retain the import licensing and monitoring program. However, he said the current system needs improvement to become an effective anti-surge mechanism that is more than just an early warning device. "The import monitoring and licensing system must be given teeth to make it enforceable and we look forward to working with the Administration to implement such changes and also to vigorously apply current trade laws," said Sutherland. He added the industry will need to keep a close watch for new import surges and other illegal trade practices, and use all tools available to fight these activities.

IPSCO operates steel mills at three locations and further offers a wide range of high strength steel and pipe products at its various pipemaking and coil processing facilities throughout Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors, including potential markets and demand for the materials produced, levels of potential imports, costs and performance of capital equipment, production levels, market forces, North American pricing of steel and pipe products, outcome of trade and safeguard cases and other matters. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2002, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F, and specifically with respect to 201 matters, the discussion appearing under Risk factors" in Amendment No.3 to Form F-4.

Company Contact:

John Comrie, QC, Director of Trade Policy and Communications

Tel. 630-810-4730

Release #03-30

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date:8 December 2003

By:

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary